575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax......

Michael Hirschberg michael.hirschberg@kattenlaw.com 212.940.8511 direct 212.894.5646 fax
June 17, 2011

Ms. Janice McGuirk Ms. Pamela Howell Securities and Exchange Commission Washington, D.C. 20549
RE:	SwissINSO Holding Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed April 15, 2011 File No. 0-53670

Dear Ms. McGuirk and Ms. Howell:

I am writing in response to the letter dated June 6, 2011 from the Commission (copy attached) in connection with the above matter.

Please be advised that, on  behalf of SwissINSO Holding Inc. (the “Company”), we have today filed with the Commission clean and marked copies of an amendment to the Company’s Form 10-K for the fiscal year ended December 31, 2011 addressing the comments in the Commission’s letter as follows:

General

Question:

1.	We note numerous amounts that are included in currencies other than dollars. Please reflect such amounts in U.S. dollars in addition to the foreign currency.

Answer:

1. We have added the U.S. dollar equivalent in parentheses in each place where amounts are stated in foreign currencies.

Item 10. Directors, Executive Officers, and Corporate Governance

Question:

2.
Please disclose for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company at the time that the disclosure is made, in light of the company’s business and structure. See Item 401(e) of Regulation S-K.

Answer:

2. We have added a disclosure for each director identifying the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director for the Company.

NEW YORK	CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	PALO ALTO	WASHINGTON, DC	WWW.KATTENLAW.COM

Ms. Janice McGuirk
Ms. Pamela Howell
Securities and Exchange Commission
June 17, 2011

Question:

3.	Please provide the directors’ compensation in the tabular format set forth in Item 402(r) of Regulation S-K.

Answer:

3. We have provided the directors’ compensation in the tabular format set forth in Item 402(r) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions...

Question:

4.
The related party transactions disclosed in Note 11 to the financial statements on page F-17 should be included under this section. Please revise. Also, it is unclear whether the EPFL agreement and MFT agreement were entered into with related parties. Please revise to add disclosure or advise why disclosure is not required.

Answer:

4. We have included in Item 13 the related party transactions disclosed in Note 11 to the financial statements on page F-17.  With regard to the EPFL and MFT agreements, neither EPFL nor MFT are related parties, and therefore the disclosure of those agreements does not belong in Item 13.  Please note that the details of those agreements are included in the Business discussion in Item 1, and the agreements were filed as Exhibits 10.10 and 10.11 to the Company’s Current Report on Form 8-K filed with the Commission on October 22, 2009.

Ms. Janice McGuirk
Ms. Pamela Howell
Securities and Exchange Commission
June 17, 2011

Item 15. Exhibits

Question:

5.	We note that Exhibits 10.1, 10.2, 10.8, 10.9, and 10.13 are missing exhibits, schedules and/or attachments. Please file these exhibits in their entirety.

Answer:

5. We have filed Exhibits 10.1, 10.2, 10.8, 10.9 and 10.13 with all missing exhibits, schedules and/or attachments.

Question:

6.
We note that you have entered into sales contracts with distribution partners in Malaysia and Algeria, as discussed on page 2. Please file these exhibits or advise us as to why you believe these contracts are not material.

Answer:

6. We have modified the disclosure regarding the sales contracts in the Business discussion in Item 1 on page 2 to clarify that they are merely orders that have, in fact, not been fulfilled by the buyers. As a result, we do not believe that there are any material contracts that would have had to be filed as exhibits.

Ms. Janice McGuirk
Ms. Pamela Howell
Securities and Exchange Commission
June 17, 2011

Closing Comments

Question:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Answer:

On behalf of the Company, we acknowledge that:

(a)  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me if you have any questions or further comments.

Very truly yours,

/s/ Michael Hirschberg

/MH
Enclosure